    EXHIBIT 19
INSIDER TRADING POLICY
February 18, 2025
PURPOSE
Stanley Black & Decker is committed to fair and open markets for publicly traded securities throughout the world and does not permit Insider Trading or Tipping. This Policy defines those terms and provides guidance to help Company Personnel adhere to these principles.
SCOPE
This Policy applies to Company Personnel, as well as their respective Family Members and, unless otherwise determined by the Company, Controlled Entities (together, “Insiders”). All references in this Policy to “you” should be read to include all Insiders.
Company Personnel are responsible for ensuring that they and their Family Members and Controlled Entities do not violate federal or state securities laws or this Policy.
DEFINITIONS
Blackout List: A list of employees of the Company that the Company has determined are likely to have regular access to Inside Information. The Company will notify you if you are included on the Blackout List.
Blackout Periods: Periods during which certain Company Personnel may not Trade in Company securities. The Company’s quarterly Blackout Periods typically begin approximately three weeks prior to the end of a calendar quarter and expire at the end of the next full trading day after the Company has released earnings.
Company: Stanley Black & Decker, Inc. and its global subsidiaries.
Company Personnel: Officers, Directors and employees of the Company. The Company may also determine that other persons, such as contractors and consultants of the Company who have access to Inside Information concerning the Company and/or any Covered Companies (as defined below), should be subject to the prohibition on Insider Trading and Tipping while aware of Inside Information regarding the Company or any such Covered Companies. When the context requires, the term “Company Personnel” in this Policy also includes such contractors and consultants.
Controlled Entities: Any corporation or other business entity controlled or managed by Company Personnel or their Family Member, and trusts or other entities for which any Company Personnel or their Family Member is the trustee or whose transactions in securities Company Personnel or their Family Member can influence, direct, or control (including, for example, a venture or other investment fund, if Company Personnel or their Family Member can influence, direct, or control transactions by the fund).

Covered Company: Any corporation or business entity that has a business relationship with the Company, such as the Company’s customers and vendors, or a company with which the Company is evaluating or negotiating a major transaction.
D&Os: Company Officers and Directors.
Family Members: Family members who reside with Company Personnel, anyone else who lives in the household of Company Personnel and any family members who do not live in Company Personnel’s household but whose transactions in securities are directed by Company Personnel or are subject to their influence or control of Company Personnel, such as parents or children who consult with Company Personnel before Trading in Company securities.
Inside Information: Any non-public information that a reasonable investor is likely to consider important in making an investment decision. This is also this referred to as “material non-public information.”
•For purposes of this Policy, Inside Information may relate to the Company or any Covered Company.
•Inside Information is any non-public information about a company or its securities that could reasonably be expected to affect that company’s stock price, such as a pending merger, acquisition, disposition or joint venture; a substantial contract award or termination; a significant cybersecurity incident or risk; a major lawsuit or claim; an earnings announcement or change in dividend policy; a significant product development; a gain or loss of a significant customer or supplier; changes in senior management or the filing of a bankruptcy petition.
Any non-public information about a company that would influence an investor’s decision to buy, sell, gift or make other transfers of that company’s stock or other securities probably is Inside Information.
Information that is not material to the Company (and therefore not Inside Information with respect to our Company) may be material to another company. For example, a proposed acquisition of a much smaller company may not be material to our Company but may be material to the smaller company. If the smaller company is public, you could be charged with Insider Trading or Tipping if you were to buy or sell shares in the smaller company or if you shared information about the proposed transaction with another party who then bought or sold shares before the transaction was publicly announced.
Non-public information is information that has not been disclosed broadly to the general public. The information must have been publicly disseminated in a manner designed to reach investors generally, e.g., in a Company press release or official statement or filing with the U.S. Securities and Exchange Commission or by means of a Regulation FD-compliant webcast, and investors must be given sufficient time to fully absorb the information. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered publicly disseminated even when the information is accurate. As a general rule, for purposes of this Policy, information is considered nonpublic until the close of market following the completion of one (1) full trading day after it has been publicly released.
Trading tips also are Inside Information if there is any indication that the information may originally have come from someone with Inside Information.

Insider Trading or Trading: Buying, selling, gifting, or making other transfers of stock or other securities (“Trading” or “Trade”) of any company while in possession of Inside Information about that company. When the context requires, the term “transaction” has the same meaning as Trade.
Officers: Individuals designated by the Board of Directors of Stanley Black & Decker, Inc. as officers under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Personnel Subject to Blackout: Directors of Stanley Black & Decker, Inc., Officers of Stanley Black & Decker, Inc., and those employees of the Company who have been notified that they are on the Blackout List.
Policy Administrator: Senior Vice President & General Counsel or their designee.
Tipping: Disclosing Inside Information about a company – for example, to a relative, colleague or friend – that enables the person to buy or sell stock or other securities of the company on the basis of such information.
POLICY
Insiders may not engage in Insider Trading or Tipping. This Policy applies to Trading in (a) Company securities and (b) the securities of any Covered Company, when an Insider obtains Inside Information about such Covered Company as a result of the Insider’s employment or relationship with the Company. To comply with this Policy, Insiders should adhere to the following principles:
•Never Trade securities of the Company or any Covered Company while you have Inside Information about the Company or that Covered Company.
•Never recommend or suggest that anyone else Trade the stock or other securities of the Company or any Covered Company while you have Inside Information about the Company or that Covered Company.
•Do not disclose Inside Information to anyone outside the Company (including Family Members), except when such disclosure is needed to enable the Company to carry on its business properly and effectively in accordance with applicable laws, and appropriate steps have been taken by the Company to prevent the misuse of the information.
•Only disclose Inside Information within the Company in the ordinary course of business and when you have no reason to believe the information will be misused.
Furthermore, Insiders should understand that in certain situations, U.S. or other securities laws may also prohibit Trading (or recommending or suggesting that anyone else Trade) in the securities of any other company (whether or not a Covered Company) while the person has material non-public information obtained in the course of the person’s employment or service with the Company that, even if not directly about the other company, could materially affect the market price for securities of that other company.

Additionally, the Company considers it inappropriate for Insiders to engage in speculative trades that may create a conflict of interest or an appearance of impropriety or lead to inadvertent violations of insider trading laws. Accordingly, regardless of whether you have Inside Information about the Company, you may not engage in any of the following trades in Company securities:

•Short sales (i.e., selling shares that are not owned and borrowing shares to make delivery) or selling short against the box (i.e., the sale of a security with a delayed delivery);

•Buying or selling options, warrants, puts, and calls or similar instruments;
•Hedging or monetization transactions of any style, including entry into any prepaid variable forward contracts, equity swaps, collars, exchange funds or other transactions involving Company securities that could be used to hedge or offset any decrease in the value of the Company’s stock; or
•Purchasing Company securities on margin or pledging Company securities as collateral for a loan.

Insiders should also use extreme caution when placing standing or limit orders with respect to Company securities with a broker (other than under an approved Rule 10b5-1 Trading Plan as described below) because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when the Insider is in possession of Inside Information. If such a standing order or limit order must be placed, the order should be limited to a short duration and must be terminated prior to the beginning of a Blackout Period (if applicable) or if you subsequently obtain Inside Information and must otherwise comply with the restrictions and procedures in this Policy.

Insiders are also required to notify the Legal Department if they intend to gift Company stock to a trust controlled by the Company Personnel for the benefit of Family Members.

ADDITIONAL RESTRICTIONS FOR CERTAIN COMPANY PERSONNEL
Except as specifically set forth below in this Policy, Personnel Subject to Blackout may not execute Trades of Company securities during a quarterly Blackout Period. In addition, Personnel Subject to Blackout are required to obtain pre-clearance in writing from the Policy Administrator at least two business days prior to executing Trades in Company securities at any time. Unless otherwise stated when preclearance is provided, the proposed transaction must be executed by the end of the trading day immediately following the date on which pre-clearance is provided. If the proposed transaction has not been completed by that date, a new clearance will be required. Regardless of preclearance, Personnel Subject to Blackout should not Trade in Company securities if the person subsequently acquires Inside Information. For the avoidance of doubt, these additional restrictions for Personnel Subject to Blackout also apply to their Family Members and Controlled Entities.
In addition, from time to time, the Company may restrict certain Insiders from Trading in Company securities because they are aware of, or are involved in, certain potentially material events or developments that have not yet been disclosed to the public (referred to as a “special blackout period”). All those affected shall not Trade in Company securities while a special blackout period is in effect and shall not disclose to others that the Company has imposed a special blackout period on certain individuals.
GENERAL EXCEPTIONS TO THE POLICY
The exercise of Company stock options for cash pursuant to the Company’s stock plans and the withholding of shares to satisfy tax obligations relating to the vesting of stock awards (e.g., restricted stock units) under the Company’s stock incentive plans are not subject to the Trading restrictions under the Policy; provided however, the sale of any shares acquired upon such option exercise (including as part of a broker-assisted cashless exercise of stock options) or the sale of shares underlying the stock awards upon vesting are subject to the restrictions under the Policy.
Purchases effected through a pre-existing election under the Company’s Employee Stock Purchase Plan (the “ESPP”) or the Stanley Black & Decker Retirement Account Plan (the “401(k) Plan”) are not subject to the

Trading restrictions under the Policy; provided that (i) in the case of the ESPP, an election (or a change in the election) to participate in the plan; changes in the amount of periodic contributions to the plan; and a sale of any Company stock purchased pursuant to the plan, and (ii) in the case of the 401(k) Plan, an election (or a change in the election) to invest in the Company stock fund in the plan; a change in the percentage of periodic contributions that will be allocated to the Company stock fund of the plan if that change results in a change to the dollar amount of the periodic contribution used to purchase the Company stock; making an intra-plan transfer of an existing account balance into or out of the Company stock fund; an election to borrow money against the 401(k) Plan account if the loan will result in a liquidation of some or all of the Company stock fund balance; an election to prepay a 401(k) Plan loan if the prepayment will result in allocation of loan proceeds to the Company stock fund; and a sale of Company stock from the 401(k) Plan account may not be made during a Blackout Period (if applicable) or when the Insider is aware of Inside Information. Please see the materials circulated with the Blackout Period notices for further guidance regarding investments in Stanley securities through these programs.
Transactions in mutual funds or exchange-traded funds that are invested in Company securities are not subject to the Trading restrictions under the Policy so long as (a) you do not control the investment decisions on individual stocks within the fund and (b) Company securities do not represent a substantial portion of the assets of the fund.
10b5-1 TRADING PLANS
Rule 10b5-1 under the Exchange Act provides a defense from Insider Trading liability if Trades occur pursuant to a pre-arranged trading plan that meets specified conditions (a “10b5-1 Trading Plan” or “Plan”). Personnel Subject to Blackout who have plans to sell Company securities in the future may wish to establish a 10b5-1 Trading Plan. Such a Plan must be pre-cleared by the Policy Administrator before the Plan takes effect. So long as a 10b5-1 Trading Plan is properly established, Trades executed pursuant to a 10b5-1 Trading Plan are not subject to the Trading restrictions set forth in other sections of this Policy. To be properly established, a person’s 10b5-1 Trading Plan must be established in compliance with the requirements of Rule 10b5-1 of the Exchange Act and any applicable Plan guidelines of the Company at a time when they were unaware of any Inside Information relating to the Company and when they were not otherwise subject to a Blackout Period. Moreover, the adoption, amendment or termination of a 10b5-1 Trading Plan must meet the requirements set forth in Appendix A, “Guidelines for 10b5-1 Trading Plans,” including applicable preclearance procedures.
NO HARDSHIP EXEMPTIONS
Please note that there may be instances where you suffer financial harm or other hardship or are otherwise required to forgo a planned transaction because of the restrictions imposed by this Policy. Personal financial emergencies or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.
POST-TERMINATION TRANSACTIONS
This Policy will continue to apply to your transactions in Company securities or transactions in securities of any Covered Company after your employment or service has terminated with the Company until such time as you are no longer aware of Inside Information about the Company or any such Covered Company or until that information has been publicly disclosed or is no longer material.
CONTACT
Questions or concerns regarding this Policy may be directed to:

Janet Link, Senior Vice President & General Counsel
Phone: [__]
Email: [__]

You may also reach out to any of the members of the Global Ethics & Compliance Team, your Regional Compliance Lead, or a member Legal Department identified on the Internal Resources page of the Company’s Code of Business Ethics on eCentral or raise a concern through our ethics helpline, integrity.sbdinc.com.
REPORTING OF POLICY VIOLATION
Actual or suspected violations of this Policy should be reported through the Company’s ethics line, integrity.sbdinc.com. Local telephone numbers that may be used for reporting can be found on the Integrity@SBD pages of the Company’s Code of Business Ethics and on the Integrity@SBD page on e-Central. Reports may be made anonymously.
PENALTY FOR VIOLATION OF POLICY
Company Personnel who violate this Policy also violate the Company’s Code of Business Ethics and may be subject to disciplinary action, up to and including termination of employment. In addition, because Insider Trading and Tipping are criminal offenses in most countries where the Company does business, individuals who violate this Policy may be subject to criminal prosecution leading to imprisonment, fines and other penalties. You may also be liable for civil sanctions for Trading on Inside Information. The sanctions may include return of any profit made or loss avoided, as well as penalties of up to three times any profit made or any loss avoided. Persons found liable for Tipping, even if they did not Trade themselves, may be liable for the amount of any profit gained or loss avoided by everyone in the chain of tippees, as well as a penalty of up to three times that amount.
COMPANY TRANSACTIONS
From time to time, the Company may engage in transactions in its securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board or appropriate committee of the Board, if required) when engaging in transactions in Company securities (subject to transactions under equity-based compensation plans being in accordance with terms of plans and award agreements).

Appendix A
Guidelines for 10b5-1 Trading Plans
Rule 10b5-1 under the Exchange Act provides an affirmative defense from Insider Trading liability. In order to be eligible to rely on this defense, Insiders must enter into a 10b5-1 Trading Plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1. Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.
These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The Policy Administrator will interpret and administer these guidelines for compliance with Rule 10b5-1, the Policy and the requirements below. No personal legal or financial advice is being provided by the legal department regarding any 10b5-1 Trading Plan or proposed Trades. Insiders remain ultimately responsible for ensuring that their 10b5-1 Trading Plans and contemplated transactions fully comply with applicable securities laws. It is recommended that Insiders consult with their own attorneys, brokers, or other advisors about any contemplated 10b5-1 Trading Plan. Note that for any D&Os, the Company is required to disclose the material terms of his or her 10b5-1 Trading Plan (and may be required to disclose the material terms of 10b5-1 Trading Plans of Family Members and Controlled Entities of such persons), other than with respect to price, in its periodic report for the quarter in which the 10b5-1 Trading Plan is adopted or terminated or modified (as described below).
1.Pre-Clearance Requirement. The 10b5-1 Trading Plan must be reviewed and approved in advance by the Policy Administrator at least ten business days prior to the entry into the Plan in accordance with the procedures set forth in the Policy and these guidelines. The Company may require that Insiders use a standardized form of 10b5-1 Trading Plan.
2.Time of Adoption. Subject to pre-clearance requirements described above, the 10b5-1 Trading Plan must be adopted at a time:
•When the Insider is not aware of any Inside Information; and
•When the Insider is not subject to a Blackout Period under the Policy, and the Insider is not otherwise prohibited from Trading.
3. Plan Instructions. Any 10b5-1 Trading Plan adopted by any Insider must be in writing, signed, and either:
•specify the amount, price and date of the sales (or purchases) of Company securities to be effected;
•provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company’s securities, the quantity to sell (or purchase) and the price; or
•delegate decision-making authority with regard to these transactions to a broker or other agent without any Inside Information about the Company or its securities.
For the avoidance of doubt, Insiders may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted 10b5-1 Trading Plan.
4.No Hedging. Insiders may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the 10b5-1 Trading Plan and must agree not to enter into any such transaction while the 10b5-1 Trading Plan is in effect. See the Policy Against Hedging or Pledging Company Securities for more information on prohibited transactions.
5.Good Faith Requirements. Insiders must enter into the 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act. Insiders must act in good faith with respect to the 10b5-1 Trading Plan for the entirety of its duration.
6.Certifications for D&Os. D&Os and their Family Members and Controlled Entities that enter into 10b5- 1 Trading Plans must certify that they are: (1) not aware of any Inside Information about the Company or the Company’s securities; and (2) adopting the 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act.
7.Cooling Off Periods. The first Trade under the 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:
•For D&Os (as well as their Family Members and Controlled Entities), the later of (1) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Trading Plan was adopted and (2) 90 calendar days after adoption of the 10b5-1 Trading Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
•For other Insiders, 30 days after adoption of the 10b5-1 Trading Plan.
8.No Overlapping 10b5-1 Trading Plans. An Insider may not enter into overlapping 10b5-1 Trading Plans (subject to certain exceptions). Please consult the Policy Administrator with any questions regarding overlapping 10b5-1 Trading Plans.
9.Single Transaction Plans. An Insider may not enter into more than one 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
10.Modifications and Terminations. Modifications/amendments and terminations of an existing 10b5-1 Trading Plan are strongly discouraged due to legal risks, and can affect the validity of Trades that have taken place under the Plan prior to such modification/amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the 10b5-1 Trading Plan (“material amendment”) will be deemed to be a termination of the current 10b5-1 Trading Plan and creation of a new 10b5-1 Trading Plan. If an Insider is considering administerial changes to a 10b5-1 Trading Plan, such as changing the account information, the Insider should consult with the Policy Administrator in advance to confirm that any such change does not constitute an effective termination of the Plan.
As such, a material amendment of an existing 10b5-1 Trading Plan must be reviewed and approved in advance by the Policy Administrator in accordance with pre-clearance procedures set forth in the Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 - 9 of these guidelines regarding the adoption of a new 10b5-1 Trading Plan.
The termination (other than through a material amendment) of an existing 10b5-1 Trading Plan must be reviewed and approved in advance by Policy Administrator in accordance with pre-clearance procedures set forth in the Policy and these guidelines. Except in limited circumstances, the Policy Administrator will not approve the termination of a 10b5-1 Trading Plan unless:
•The Insider is not aware of any Inside Information; and
•The Insider is not subject to a Blackout Period under the Policy, and the Insider is not otherwise prohibited from Trading.